As filed with the Securities and Exchange Commission on December 22, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

RAZER INC.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street, New York, N.Y. 10286

Telephone (212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3032

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

☐ on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares of Razer Inc.	50,000,000 American Depositary Shares	$0.05	$2,500,000	$311.25

(1)       Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt and Statement of Terms and Conditions filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item -1.	Description of Securities to be Registered
Item Number and Caption		Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary		Introductory Article
2. Title of American Depositary Shares and identity of deposited securities		Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by each American Depositary Share		Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities		Articles number 8 and 12
(iii) The collection and distribution of dividends		Articles number 9 and 13
(iv) The transmission of notices, reports and proxy soliciting material		Article number 8
(v) The sale or exercise of rights		Articles number 4 and 9
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization		Articles number 9 and 11
(vii) Amendment, extension or termination of the deposit agreement		Article number 13 and 18
(viii) Rights of holders of American Depositary Shares to inspect the transfer books of the depositary and the list of holders of American Depositary Shares		Article number 3
(ix) Restrictions upon the right to deposit or withdraw the underlying securities		Articles number 2, 3, 4, 6, 11, 12 and 14
(x) Limitation upon the liability of the depositary		Articles number 5, 8, 9, 12, 13 and 19

Item - 2.	Available Information
	Public reports furnished by issuer	Article number 8

Part II- Information Not Required in Prospectus.

Item – 3.	Exhibits

1.	Form of American Depositary Receipt and Statement of Terms and Conditions, which contains the form of deposit agreement relating to the American Depositary Shares registered hereunder. – Filed herewith as Exhibit 1.

4.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

5	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item – 4.	Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of American Depositary Shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 22, 2017.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of Razer Inc.

By: The Bank of New York Mellon,
As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of American Depositary Receipt and Statement of Terms and Conditions, which contains the form of deposit agreement relating to the American Depositary Shares registered hereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

5	Certification under Rule 466.